Exhibit 12.2
PUBLIC SERVICE COMPANY OF NEW MEXICO
Ratio of Earnings to Fixed Charges
(In thousands, except ratio)

	Six Months Ended		Year Ended December 31,
	June 30, 2016		2015		2014		2013		2012	2011
Fixed charges, as defined by the Securities and Exchange Commission:

Interest expensed and capitalized	$45,488		$84,695		$79,834		$79,769		$82,864	$75,217
Amortization of debt premium, discount and expenses	1,145		1,978		1,944		1,879		1,818	1,325
Estimated interest factor of lease rental charges	644		1,532		2,541		3,732		3,743	4,139
Total Fixed Charges	$47,277		$88,205		$84,319		$85,380		$88,425	$80,681

Earnings, as defined by the Securities and Exchange Commission:

Earnings (loss) from continuing operations before income taxes and non-controlling interest	$40,140		$(13,082)		$154,086		$151,480		$156,314	$105,965
Fixed charges as above	47,277		88,205		84,319		85,380		88,425	80,681
Non-controlling interest in earnings of Valencia	(7,031)		(14,910)		(14,127)		(14,521)		(14,050)	(14,047)
Interest capitalized	(3,256)		(8,530)		(5,211)		(4,420)		(4,314)	(1,761)

Earnings Available for Fixed Charges	$77,130		$51,683		$219,067		$217,919		$226,375	$170,838

Ratio of Earnings to Fixed Charges	1.63	[1]	0.59	[2]	2.60	[3]	2.55	[4]	2.56	2.12	[5]

[1] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the six months ended June 30, 2016 includes a pre-tax loss of $0.8 million due to the write-off of regulatory disallowances and restructuring costs. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 1.65.

[2] The shortfall in earnings available for fixed charges to achieve a ratio of earnings to fixed charges of 1.00 amounted to $36.5 million for the year ended December 31, 2015. Earnings (loss) from continuing operations before income taxes includes a pre-tax loss of $167.5 million due to the write-off of regulatory disallowances and restructuring costs. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.48 for 2015.

[3] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2014 includes a pre-tax loss of $1.1 million due to the write-off of regulatory disallowances. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.61 for 2014.

[4] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2013 includes a pre-tax loss of $12.2 million due to the write-off of regulatory disallowances. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.70 for 2013.

[5] Earnings (loss) from continuing operations before income taxes and non-controlling interest for the year ended December 31, 2011 includes a pre-tax loss $17.5 million due to the write-off of regulatory disallowances. If that loss was excluded, the Ratio of Earnings to Fixed Charges would have been 2.33.